UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Vitamin Shoppe, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92849E101

(CUSIP Number)

April 28, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92849E101	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IPC/Vitamin, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,514,831(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,514,831(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,514,831(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) OO

(1)	The Reporting Person is managed by IPC Manager II, LLC, which is managed by JDH Management, LLC, of which Mr. John D. Howard is the sole member. As such, each of IPC Manager II, LLC, JDH Management, LLC and Mr. John D. Howard may be deemed to share beneficial ownership of the Stock owned of record by IPC/Vitamin, LLC. Each of IPC Manager II, LLC, JDH Management, LLC and Mr. John D. Howard shares investment and voting power with respect to the Stock owned by IPC/Vitamin, LLC, but disclaims beneficial ownership of such Stock except to the extent of its pecuniary interest therein.

CUSIP No. 92849E101	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John D. Howard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,514,831(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,514,831(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,514,831(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Person is the sole member of JDH Management, LLC, the manager of IPC Manager II, LLC, which is the manager of IPC/Vitamin LLC. As such, the Reporting Person may be deemed to share beneficial ownership of the Stock owned of record by IPC/Vitamin, LLC. The Reporting Person shares investment and voting power with respect to the Stock owned by IPC/Vitamin, LLC, but disclaims beneficial ownership of such Stock except to the extent of his pecuniary interest therein.

CUSIP No. 92849E101	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JDH Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,514,831(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,514,831(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,514,831(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) OO

(1)	The Reporting Person is the manager of IPC Manager II, LLC, which is the manager of IPC/Vitamin LLC. As such, the Reporting Person may be deemed to share beneficial ownership of the Stock owned of record by IPC/Vitamin, LLC. JDH Management, LLC and IPC Manager II, LLC share investment and voting power with respect to the Stock owned by IPC/Vitamin, LLC, but disclaim beneficial ownership of such Stock except to the extent of their pecuniary interest therein.

CUSIP No. 92849E101	Page 5 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IPC Manager II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,514,831(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,514,831(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,514,831(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) OO

(1)	The Reporting Person is the manager of IPC/Vitamin LLC. As such, the Reporting Person may be deemed to share beneficial ownership of the Stock owned of record by IPC/Vitamin, LLC. IPC Manager II, LLC shares investment and voting power with respect to the Stock owned by IPC/Vitamin, LLC, but disclaims beneficial ownership of such Stock except to the extent of its pecuniary interest therein.

CUSIP No. 92849E101	Page 6 of 10 Pages

The statement on Schedule 13G, as originally filed with the Securities and Exchange Commission on February 16, 2010 and amended and supplemented by Amendment No. 1 on May 28, 2010 and further amended and supplemented by Amendment No. 2 on February 14, 2011 (the “Schedule 13G”) by the Reporting Persons named therein is hereby amended and restated in its entirety by this Amendment No. 3 to the Schedule 13G.

Item l.	(a)	Name of Issuer

Vitamin Shoppe, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices

2101 91st Street North Bergen, New Jersey 07047

Item 2.	(a)	Names of Persons Filing

This statement on Schedule 13G is being filed jointly by (1) IPC/Vitamin, LLC, (2) John D. Howard, (3) JDH Management, LLC, and (4) IPC Manager II, LLC. The persons described in items (1) through (4) are referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence

Each Reporting Person has its, or his principal business office at:

277 Park Avenue New York, New York 10172

	(c)	Citizenship

Each of IPC/Vitamin, LLC, JDH Management, LLC and IPC Manager II, LLC is a limited liability company organized in the State of Delaware. John D. Howard is a citizen of the United States.

	(d)	Title of Class of Securities

This Statement relates to shares of the common stock of the Issuer, par value $0.01 per share (the “Stock”).

	(e)	CUSIP Number

92849E101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 92849E101	Page 7 of 10 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

The Reporting Persons beneficially own 1,514,831 shares of Stock.

(b) Percent of class:

The Reporting Persons beneficially own approximately 5.2% of the outstanding shares of Stock of the Issuer based upon 28,888,789 shares outstanding as of April 8, 2011, as reflected in the Issuer’s Proxy Statement filed on April 18, 2011, after giving effect to the offering described therein.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of

See the responses to Item 8 on the attached cover pages.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed or who are otherwise party to the Agreement constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Stock for the purposes of Section 13(d) of the Act or for any other purpose, and, except as otherwise expressly stated herein, such beneficial ownership is expressly disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable to filings pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2011

IPC/VITAMIN, LLC

By:	IPC Manager II, LLC
Its:	Manager

By:	JDH Management, LLC
Its:	Manager

By:	/s/ John D. Howard
Name:	John D. Howard
Title:	Sole Member

/s/ John D. Howard
John D. Howard

IPC MANAGER II, LLC

By:
Its:	Manager

By:	/s/ John D. Howard
Name:	John D. Howard
Title:	Sole Member

JDH MANAGEMENT, LLC

By:	/s/ John D. Howard
Name:	John D. Howard
Title:	Sole Member

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement.